UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

National Technical Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

638104109

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,662,556*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,662,556*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,556*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3%*
14.	Type of Reporting Person (See Instructions) HC; IN

*	See Item 5.

CUSIP No. 638104109	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,662,556*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,662,556*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,556*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3%*
14.	Type of Reporting Person (See Instructions) HC; IN

*	See Item 5.

CUSIP No. 638104109	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,662,556*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,662,556*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,556*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3%*
14.	Type of Reporting Person (See Instructions) HC; OO

*	See Item 5.

CUSIP No. 638104109	13D	Page 5 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,662,556*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,662,556*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,556*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.3%*
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.

CUSIP No. 638104109	Page 6 of 7 Pages

This Amendment No. 1 to the joint statement on Schedule 13D filed by the undersigned on July 7, 2011, with respect to the common stock, no par value, of National Technical Systems, Inc., a California corporation (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	The third paragraph of Item 4 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Under the terms of the Securities Purchase Agreement, for so long as the Fund beneficially owns 5% or more of the outstanding shares of Common Stock, the Issuer will appoint a designee of the Fund to the Issuer’s board of directors. On July 20, 2011, the Fund’s initial designee, Justin C. Jacobs, was appointed by the Issuer to its board of directors as a Class II director. Mr. Jacob’s initial term as a director of the Issuer will expire in 2013. The Securities Purchase Agreement also provides that until June 27, 2012, the Fund has the right of first offer with respect to the issuance by the Issuer of any shares of Common Stock, with certain exceptions.”

2.	The first paragraph of Item 5(a, b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are calculated based on a total of 11,652,069 shares of the Common Stock deemed issued and outstanding, consisting of (i) 11,352,069 shares of Common Stock issued and outstanding as of July 1, 2011, as reported in the definitive proxy statement filed by the Issuer on August 11, 2011, and (ii) 300,000 shares of Common Stock issuable upon exercise of the Warrant. All of the share numbers reported below as beneficially owned by the Reporting Persons, and on each Reporting Person’s cover page to this Schedule 13D, are as of August 15, 2011, unless otherwise indicated, and consist of (x) 1,362,556 shares of Common Stock and (y) 300,000 shares of Common Stock issuable upon exercise of the Warrant. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).”

3.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person effected any transaction in shares of the Common Stock from July 8, 2011 (the day after the initial filing of this Schedule 13D) to August 15, 2011.”

4.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 638104109	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 15, 2011

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman